WAL★MART
México

FILE N°
82-4609

RECEIVED

2007 OCT 16 A 10:30

October 11, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Excha[redacted]
450 Fifth Street N.W.
Washington, D.C. 205
U.S.A.

07027203

SUPPL

<u>Re: Information pursuant to Ruling 12g3-2 (b) Exemption</u>

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Third quarter 2007 consolidated financial statements.
- Press release reports results for the third quarter 2007 and September 2007 sales.
- Press release of the CNBV Authorizes Banco Wal-Mart to Begin Operations
- Report on share repurchase for September 2007.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

Dw 10/16

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	99,267,471	100	91,102,363	100
s02	CURRENT ASSETS	31,467,647	32	30,361,569	33
s03	CASH AND SHORT-TERM INVESTMENTS	7,179,247	7	9,043,882	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	631,452	1	529,190	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,875,875	3	2,103,890	2
s06	INVENTORIES	20,140,640	20	18,184,503	20
s07	OTHER CURRENT ASSETS	640,433	1	500,104	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	67,799,824	68	60,740,794	67
s13	LAND AND BUILDINGS	64,666,441	65	58,586,052	64
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	24,288,461	24	21,514,284	24
s16	ACCUMULATED DEPRECIATION	24,090,645	24	22,035,926	24
s17	CONSTRUCTION IN PROGRESS	2,935,567	3	2,676,384	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	37,626,007	100	34,088,054	100
s21	CURRENT LIABILITIES	28,609,844	76	27,617,846	81
s22	SUPPLIERS	22,789,060	61	21,747,784	64
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	202,792	1	182,740	1
s25	TAXES PAYABLE	294,295	1	591,734	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,323,697	14	5,095,588	15
s27	LONG-TERM LIABILITIES	2,508,781	7	1,946,618	6
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	2,508,781	7	1,946,618	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	6,507,382	17	4,523,590	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	61,641,464	100	57,014,309	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	61,641,464	100	57,014,309	100
s36	CONTRIBUTED CAPITAL	20,971,538	34	19,803,856	35
s79	CAPITAL STOCK	21,825,800	35	20,090,468	35
s39	PREMIUM ON ISSUANCE OF SHARES	(854,262)	(1)	(286,612)	(1)
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	40,669,926	66	37,210,453	65
s42	RETAINED EARNINGS AND CAPITAL RESERVES	52,627,299	85	48,560,508	85
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,957,373)	(19)	(11,350,055)	(20)
s80	SHARES REPURCHASED	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	7,179,247	100	9,043,882	100
s46	CASH	56,042	1	65,036	1
s47	SHORT-TERM INVESTMENTS	7,123,205	99	8,978,846	99
s07	OTHER CURRENT ASSETS	640,433	100	500,104	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	640,433	100	500,104	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	28,609,844	100	27,617,846	100
s52	FOREIGN CURRENCY LIABILITIES	2,591,624	9	2,385,854	9
s53	MEXICAN PESOS LIABILITIES	26,018,220	91	25,231,992	91
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,323,697	100	5,095,588	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,323,697	100	5,095,588	100
s27	LONG-TERM LIABILITIES	2,508,781	100	1,946,618	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,508,781	100	1,946,618	100
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	6,507,382	100	4,523,590	100
s66	DEFERRED TAXES	6,359,362	98	4,467,315	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	148,020	2	56,275	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	21,825,800	100	20,090,468	100
s37	CAPITAL STOCK (NOMINAL)	12,932,086	59	11,080,051	55
s38	RESTATEMENT OF CAPITAL STOCK	8,893,714	41	9,010,417	45

FILE N° 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	52,627,299	100	48,560,508	100
s93	LEGAL RESERVE	4,008,128	8	3,568,479	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	39,256,806	75	36,773,562	76
s45	NET INCOME FOR THE YEAR	9,362,365	18	8,218,467	17
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(11,957,373)	100	(11,350,055)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,957,373)	100	(11,350,055)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	2,857,803	2,743,723
s73	PENSIONS AND SENIORITY PREMIUMS	272,610	240,102
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	155,208	141,517
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,493,155,186	8,583,883,568
s78	REPURCHASED SHARES (*)	119,185,000	141,903,900
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	NET SALES	155,287,227	100	141,207,160	100
r02	COST OF SALES	121,990,612	79	110,943,102	79
r03	GROSS PROFIT	33,296,615	21	30,264,058	21
r04	GENERAL EXPENSES	21,165,196	14	19,694,904	14
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	12,131,419	8	10,569,154	7
r08	OTHER INCOME AND (EXPENSE), NET	(110,309)	0	38,358	0
r06	COMPREHENSIVE FINANCING RESULT	982,174	1	967,796	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	13,003,284	8	11,575,308	8
r10	INCOME TAXES	3,640,919	2	3,356,841	2
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	9,362,365	6	8,218,467	6
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	9,362,365	6	8,218,467	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	9,362,365	6	8,218,467	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 3 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	155,287,227	100	141,207,160	100
r21	DOMESTIC	155,287,227	100	141,207,160	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	OTHER INCOME AND (EXPENSE), NET	(110,309)	100	38,358	100
r49	OTHER INCOME AND (EXPENSE), NET	(72,849)	66	38,358	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	37,460	(34)	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	982,174	100	967,796	100
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	99,633	10	73,776	8
r26	INTEREST INCOME	757,927	77	728,295	75
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	5,529	1	49,972	5
r28	RESULT FROM MONETARY POSITION	318,351	32	263,305	27
r10	INCOME TAXES	3,640,919	100	3,356,841	100
r32	INCOME TAX	3,086,630	85	3,626,498	108
r33	DEFERRED INCOME TAX	554,289	15	(269,657)	(8)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 3 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	217,448,509	194,614,437
r39	OPERATING INCOME (**)	18,035,937	15,432,117
r40	NET INCOME OF MAJORITY INTEREST (**)	13,843,030	11,982,097
r41	NET CONSOLIDATED INCOME (**)	13,843,030	11,982,097
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,699,239	2,498,913

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX　　QUARTER: 3　　YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	52,684,433	100	48,950,053	100
rt02	COST OF SALES	41,191,383	78	38,412,630	78
rt03	GROSS PROFIT	11,493,050	22	10,537,423	22
rt04	GENERAL EXPENSES	7,214,476	14	6,915,422	14
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	4,278,574	8	3,622,001	7
rt08	OTHER INCOME AND (EXPENSE), NET	(45,932)	0	92,778	0
rt06	COMPREHENSIVE FINANCING RESULT	441,461	1	289,200	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	4,674,103	9	4,003,979	8
rt10	INCOME TAXES	1,308,748	2	1,168,914	2
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,365,355	6	2,835,065	6
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	3,365,355	6	2,835,065	6
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	3,365,355	6	2,835,065	6

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 3 | YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	52,684,433	100	48,950,053	100
rt21	DOMESTIC	52,684,433	100	48,950,053	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	OTHER INCOME AND (EXPENSE), NET	(45,932)	100	92,778	100
rt49	OTHER INCOME AND(EXPENSE), NET	(32,885)	72	81,848	88
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	13,047	(28)	(10,930)	(12)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	441,461	100	289,200	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	35,336	8	37,341	13
rt26	INTEREST INCOME	221,527	50	179,682	62
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	3,842	1	(50,343)	(17)
rt28	RESULT FROM MONETARY POSITION	251,428	57	197,202	68
rt10	INCOME TAXES	1,308,748	100	1,168,914	100
rt32	INCOME TAX	573,966	44	1,293,285	111
rt33	DEFERRED INCOME TAX	734,782	56	(124,371)	(11)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	919,786	844,223

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	9,362,365	8,218,467
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	3,287,448	2,236,844
c03	RESOURCES FROM NET INCOME FOR THE YEAR	12,649,813	10,455,311
c04	RESOURCES PROVIDED OR USED IN OPERATION	(5,186,510)	(4,346,400)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	7,463,303	6,108,911
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	233,872	282,756
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(7,575,413)	(5,464,332)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(7,341,541)	(5,181,576)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(8,258,654)	(6,944,302)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(8,136,892)	(6,016,967)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,316,139	15,060,849
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,179,247	9,043,882

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	3,287,448	2,236,844
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,699,239	2,498,913
c41	+ (-) OTHER ITEMS	588,209	(262,069)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(5,186,510)	(4,346,400)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	391,992	162,826
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,068,041)	(3,522,464)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(73,395)	25,685
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(3,647,092)	20,196
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	210,026	(1,032,643)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	233,872	282,756
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	233,872	282,756
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(7,575,413)	(5,464,332)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(2,263,524)	(834,909)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(5,311,889)	(4,629,423)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(8,258,654)	(6,944,302)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(7,561,989)	(6,647,440)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	235,564	370,759
c39	+ (-) OTHER ITEMS	(932,229)	(667,621)

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.61		$	1.38	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.61		$	1.38	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.26		$	6.64	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.51		$	0.38	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		5.53	times		5.85	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		24.89	times		28.11	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	6.02	%	5.82	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	22.45	%	21.01	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.94	%	13.15	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	17.82	%	8.29	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.40	%	3.20	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.19	times	2.13	times
p07	NET SALES TO FIXED ASSETS (**)	3.20	times	3.20	times
p08	INVENTORIES TURNOVER (**)	9.31	times	9.80	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0.95	days	0.87	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	37.90	%	37.41	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.61	times	0.59	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.88	%	6.99	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	3.70	%	3.20	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	5.77	times	5.70	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	times	1.09	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.39	times	0.44	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.83	times	0.89	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	25.09	%	32.74	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.14	%	7.40	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.33)	%	(3.07)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(3.18)	%	(5.45)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	103.18	%	105.45	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	91.56	%	95.72	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

s39: THE PREMIUM ON SALE OF SHARES LINE THAT APPEARS IN CONSOLIDATED BALANCE SHEETS INCLUDES THE STOCK OPTION PLAN FUND FOR PERSONNEL DURING BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: FROM JANUARY 1° TO MARCH 5, THEY WERE REPURCHASED OF ITS OWN SHARES, BY AN AMOUNT OF PS. 702,640 (NOMINAL) WITH AFFECTATION TO THE AUTHORIZED AMOUNT IN 2006, IS AS FOLLOWS:

	UNTIL MARCH 5
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	PS. (35,302)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL),	(667,338)
TOTAL	PS. (702,640)

AFTER TO THE SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007, THEY WERE REPURCHASED OF ITS OWN SHARES BY AN AMOUNT OF PS. 4,546,960 (NOMINAL), AFFECTING TO THE AUTHORIZED AMOUNT IN THIS MEETING. THE AVAILABLE BALANCE AS OF SEPTEMBER 30, 2007 IS AS FOLLOWS:

	AFTER MARCH 6
AUTHORIZED AMOUNT	PS. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK (NOMINAL)	(271,287)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS (NOMINAL)	(4,275,673)
	PS. 3,453,040

THE RESTATED AMOUNT FOR THIS CONCEPT IS TO PS. (62,289).

NOTE 4 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

NOTE 5 - BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES, INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE OF PS. 336,503 IN 2007 AND PS. 249,308 IN 2006, ALSO INCLUDE THE MOVEMENTS IN THE EMPLOYEE STOCK OPTION PLAN FUND FOR PS. 595,726 IN 2007 AND PS. 418,313 IN 2006.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST CAPITAL STOCK AND RETAINED EARNINGS.

NOTE 6 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	23.02%	21.87%
p03:	NET INCOME TO TOTAL ASSETS	(**)	14.35%	13.75%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.25 TIMES	2.23 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.37 TIMES	3.39 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	5.98 TIMES	6.02 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS.

FILE N°
82-4609

DURING THE 3RD QUARTER, TOTAL WALMEX SALES SUMMED $52,484 MILLION PESOS, $3,722 MILLION PESOS MORE THAN LAST YEAR, THUS AN INCREASE OF 11.9% IN NOMINAL TERMS AND 7.6% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 4.7% AND 0.7% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

THE NUMBER OF CUSTOMERS ATTENDED IN OUR STORES DURING THE 3RD QUARTER INCREASED 10.8% REGARDING LAST YEARS FIGURES. THE AVERAGE TICKET DECREASED 3.2%.

GROSS MARGIN WAS 21.8%, 30 BASIS POINTS HIGHER THAN 2006. IN MONETARY TERMS, GROSS PROFIT WAS 9% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENTED 13.7% OF TOTAL REVENUES, 40 BASE-POINTS BELOW RESULTS FOR 2006. OPERATING INCOME GREW 18% THUS REPRESENTING 8.1% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 16% IN REAL TERMS, WHICH IS 9.9% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JULY-SEPTEMBER PERIOD TOTALED $3,365 MILLION PESOS, WHICH REPRESENTS 6.4% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 19% IN REAL GROWTH OVER THE PREVIOUS YEAR.

DURING JULY - SEPTEMBER PERIOD WE OPENED 39 UNITS: 18 BODEGAS AURRERA, 5 WAL-MART SUPERCENTER, 1 SUPERAMA, 2 SAMS CLUBS, 4 SUBURBIA STORES AND 9 RESTAURANTS, THUS TOTALING 73 OPENINGS DURING THE FIRST NINE MONTHS OF THE YEAR. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE A 12.5% INCREASE IN SELF-SERVICE INSTALLED CAPACITY AND 7.2% IN RESTAURANT SEATING.

WE ALSO OPENED 2 NEW DISTRIBUTION CENTERS: ONE IN CHALCO (GREATER MEXICO CITY) AND THE OTHER IN VILLAHERMOSA, THE CAPITAL OF THE STATE OF TABASCO.

AS OF SEPTEMBER 30, 2007, CASH ON HAND FOR THE COMPANY AMOUNTED TO $7,179 MILLION PESOS, WHICH IS AFTER HAVING INVESTED DURING THE FIRST 9 MONTHS, $7,562 MILLION PESOS IN FIXED ASSETS, PAID $5,312 MILLION PESOS FOR THE REPURCHASE OF 124.1 MILLION SHARES AND PAID DIVIDENDS OF $2,264 MILLIONS.

MEXICO CITY, OCTOBER 9, 2007

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

THE CURRENT FISCAL YEAR FINANCIAL INFORMATION PERTAINING TO AS WELL AS PREVIOUS ONE ARE RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT SEPTEMBER 30, 2007, USING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES OBSERVED IN THE PREPARATION OF THE FINANCIAL STATEMENTS ARE DESCRIBED BELOW:

A. THE MEXICAN FINANCIAL REPORTING STANDARDS (FRS), ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, A.C. OR CINIF), REPLACED THE TERM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) USED THROUGH DECEMBER 31, 2005. WHEN GENERAL REFERENCE IS MADE TO ANY OF THE DOCUMENTS COMPRISING THE FRS, IT WILL BE UNDERSTOOD THAT THEY REFER EITHER TO THE STANDARDS ISSUED BY THE CINIF OR THE MEXICAN ACCOUNTING BULLETINS ORIGINALLY ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT WERE TRANSFERRED TO THE CINIF. HOWEVER, WHEN SPECIFIC REFERENCE IS MADE TO ANY OF THE DOCUMENTS INCLUDED IN THE FRS, THEY WILL BE DESIGNATED BY THEIR ORIGINAL NAME; IN OTHER WORDS, FRS OR BULLETIN, AS THE CASE MAY BE.

B. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL - MART DE MEXICO S.A.B. DE C.V. (WALMEX OR THE COMPANY) AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

C. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10.

D. THE CONSOLIDATED STATEMENTS OF INCOME WAS PREPARED ACCORDING TO ITS FUNCTION, WHICH ALLOWS KNOWING THE COST OF SALES SEPARATED OF OTHER COSTS AND EXPENSES, IN CONFORMITY WITH FRS B-3 STATEMENT OF INCOME, WHICH WENT INTO EFFECT SINCE JANUARY 1, 2007.

E. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE FRS REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

F. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

G. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

H. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD IN CONFORMITY WITH BULLETIN B-10.

THE PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

I.THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN BULLETIN D-5.

J. IN CONFORMITY WITH BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF ITS LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

K. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

L. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

M. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED, ACCORDING TO BULLETIN D-4.

N. CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

O. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD, ACCORDING TO BULLETIN D-3.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

P. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

Q. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIABILITIES DURING THE PERIOD.

R. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

S. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

T. SALES REVENUES ARE RECOGNIZED AT THE TIME THE CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS.

U. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN BULLETIN B-5.

NOTE 2 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT SEPTEMBER 30, 2007, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 260,411.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE RECOVERABLE TAXES FOR PS. 2,675,080.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (NET):

AS OF SEPTEMBER 30, 2007, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 21,177,716
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	43,488,725
TOTAL PROPERTY	64,666,441
FIXTURES AND EQUIPMENT	24,288,461
ACCUMULATED DEPRECIATION	(24,090,645)
CONSTRUCTION IN PROGRESS	2,935,567
PROPERTY AND EQUIPMENT - NET	PS. 67,799,824

AS OF SEPTEMBER 30, 2007, PROPERTY AND EQUIPMENT INCLUDE PS. 4,041,946 OF INVESTMENTS DERIVED FROM CAPITAL LEASES. THE RELATED ACCUMULATED DEPRECIATION AGGREGATES PS. 1,085,775.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTIGENT LIABILITY AND COMMITMENTS:

AS OF SEPTEMBER 30, 2007, THERE ARE NOT CONTINGENT LIABILITIES.

AT SEPTEMBER 30, 2007, THE COMPANY HAS THE FOLLOWING COMMITMENTS:

1. PURCHASE ORDERS BY INVENTORIES AND PROPERTY AND EQUIPMENT, AS WELL AS MAINTENANCE SERVICES COTRACTS FOR PS. 9,841,133.

2. THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES. AN ANALYSIS OF FUTURE MINIMUM COMPULSORY RENTAL PAYMENTS UNDER CAPITAL LEASES IS AS FOLLOWS:

TWELVE-MONTH PERIOD	AMOUNT
OCTOBER 2007 - SEPTEMBER 2008	PS. 127,880
OCTOBER 2008 - SEPTEMBER 2009	PS. 103,940
OCTOBER 2009 - SEPTEMBER 2010	PS. 82,474
OCTOBER 2010 - SEPTEMBER 2011	PS. 74,753
OCTOBER 2011 - SEPTEMBER 2012	PS. 72,085
OCTOBER 2012 - AND THEREAFTER	PS. 320,782

PROPERTY OPERATING RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS DURING THE NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2007 WAS PS. 1,119,393.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED REAL ESTATE RENT AGREEMENTS CATEGORIZED AS CAPITAL LEASE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 TO 7 YEARS.

AN ANALYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT YEARS IS AS FOLLOWS:

TWELVE-MONTH PERIOD	AMOUNT
OCTOBER 2007 - SEPTEMBER 2008	PS. 202,792
OCTOBER 2008 - SEPTEMBER 2009	PS. 222,850
OCTOBER 2009 - SEPTEMBER 2010	PS. 163,168
OCTOBER 2010 - SEPTEMBER 2011	PS. 167,278
OCTOBER 2011 - SEPTEMBER 2012	PS. 166,130
OCTOBER 2012 - AND THEREAFTER	PS.1,789,355

RELATED PAYMENTS MADE FROM OCTOBER 2007 TO SEPTEMBER 2008 ARE PRESENTED AS PART OF CURRENT LIABILITIES.

NOTE 7 - INCOME TAXES:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS OF THE NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2007 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	PS. 3,086,630
DEFERRED INCOME TAX	531,258
SUBTOTAL	3,617,888
MONETARY POSITION GAIN ON INITIAL EFFECT AND NON MONETARY ITEMS LOSS OF DEFERRED INCOME TAX	23,031
TOTAL	PS. 3,640,919

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 6,180,536
INVENTORIES	1,197,092
RECOVERABLE ASSET TAX	(298,546)
OTHER ITEMS - NET	(719,720)
TOTAL	PS. 6,359,362

THE STATUTORY INCOME TAX RATE IS 28% AS OF 2007.

NOTE 8 - LABOR LIABILITIES:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. ALSO, RECOGNIZE THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS. THOSE CONCEPTS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

NOTE 9 - SHAREHOLDER'S EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDER'S EQUITY IS AS FOLLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	PS.12,932,086	PS. 8,893,714	PS.21,825,800
SHARES PLAN FUND	PS.(2,851,315)	PS.(277,509)	PS.(3,128,824)
PREMIUM ON SALE OF SHARES	810,853	1,463,709	2,274,562
PREMIUM ON SALE OF SHARES	PS.(2,040,462)	PS. 1,186,200	PS.(854,262)
LEGAL RESERVE	PS. 2,302,907	PS. 1,705,221	PS. 4,008,128
RETAINED EARNINGS	29,288,115	9,968,691	39,256,806
NET INCOME FOR THE YEAR	9,253,841	108,524	9,362,365
RETAINED EARNINGS AND CAPITAL RESERVES	PS.40,844,863	PS.11,782,436	PS.52,627,299

DURING THE NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2007, WALMEX REPURCHASED 124,135,000 OF ITS OWN SHARES, OF WHICH 4,950,000 SHARES WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING OF MARCH 6, 2007. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS. 180,629 AND RESTATED CAPITAL STOCK BY PS. 125,960 (NOMINAL).

THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 132,378,514 WALMEX SHARES, OF WHICH 121,913,033 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANY'S EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, APPLIED ON A SUPPLETORY BASIS.

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT A REGULAR SHAREHOLDERS' MEETING HELD ON MARCH 6, 2007:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2007 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS.8,000,000 (NOMINAL).

2. CANCELLATION OF 158,368,900 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 434,632 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS.0.51 NOMINAL PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANY'S SHARES ON MARCH 28, 2007 AND THE PS.0.51 NOMINAL PESOS PER SHARE. SUCH DIVIDEND WAS PAID ON APRIL 20, 2007.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.4,369,383 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 109,234,586 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS MEETING HELD ON MARCH 6, 2007, EXPIRED ON APRIL 17, 2007. THE COMPANY DELIVERED 44,921,618 NEW SERIES V SHARES REPRESENTING AN INCREASE OF PS. 2,047,527 (NOMINAL), AND CANCELED 64,312,968 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 2,321,856 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITYS SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,631,224 (NOMINAL).

NOTE 10 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN BULLETIN B-5. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2007 IS AS FOLLOWS:

SEGMENT	NET SALES	INCOME (LOSS) AFTER GENERAL EXPENSES
SELF SERVICES	PS. 145,122,253	PS. 10,607,910
OTHERS	10,164,974	1,523,509
CONSOLIDATED	PS. 155,287,227	PS. 12,131,419

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 11 NEW ACCOUNTING PRONUNCEMENTS:

ON AUGUST 28, 2007 THE CINIF PUBLISHER FRS B-10, INFLATIONARY EFFECTS, FRS D-3, BENEFIT TO EMPLOYEES AND FRS D-4, INCOME TAXES, THE OBSERVANCE OF WHICH IS COMPULSORY FOR FISCAL YEARS BEGINNING ON JANUARY 1, 2008.

NOTE 12 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES FOR NINE-MONTH PERIOD ENDING ON SEPTEMBER 30, 2007 AND 2006 CONSIDERING THE ESTIMATED INFLATION FOR THE MONTH OF SEPTEMBER OF 2007, WERE APPROVED BY THE COMPANY'S BOARD DIRECTORS AT A MEETING HELD ON OCTOBER 8, 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	VENTA MCIAS GRALES, ROPA Y SUPERMERCADOS	881,712	99.99
SUBURBIA	TIENDAS DEPARTAMENTALES	274,923	99.99
VIPS	RESTAURANTES	439,022	99.99
EMPRESAS DE SERVICIO	PRESTACION DE SERVICIOS PROF. A CIAS.	845,193	99.99
GRUPO INMOBILIARIO	PROYECTOS INMOBILIARIOS	21,356,432	99.99

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

FILE N° 82-4602

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

[illegible]	[illegible]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS						0	0	0	0	0	0	0	0	0	0	0	0

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	[illegible]	Date of Agreement	Amortization Date	[illegible]	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
SELF-SERVICE STORES	NOT APPLIED				0	19,559,429	0	0	0	0						
DEPARTMENT STORES	NOT APPLIED				0	738,662	0	0	0	0						
RESTAURANTS	NOT APPLIED				0	150,825	0	0	0	0						
SELF-SERVICE STORES	NOT										0	2,138,428	0	0	0	0
DEPARTMENT STORES	NOT										0	197,423	0	0	0	0
RESTAURANTS	NOT										0	4,293	0	0	0	0
TOTAL SUPPLIERS					0	20,448,916	0	0	0	0	0	2,340,144	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTHER LOANS WITH COST	NOT APPLIED				0	202,792	222,850	163,168	167,278	1,955,485						
	NOT										0	0	0	0	0	0
TOTAL					0	202,792	222,850	163,168	167,278	1,955,485	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTHER CURRENT LIAB.W/O	NOT APPLIED				0	5,072,217	0	0	0	0						
OTHER CURRENT LIAB.W/O	NOT										0	251,480	0	0	0	0
TOTAL					0	5,072,217	0	0	0	0	0	251,480	0	0	0	0
TOTAL GENERAL					0	25,723,925	222,850	163,168	167,278	1,955,485	0	2,591,624	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	104,300	1,140,576	0	0	1,140,576
LIABILITIES POSITION	236,992	2,591,624	0	0	2,591,624
SHORT-TERM LIABILITIES POSITION	236,992	2,591,624	0	0	2,591,624
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(132,692)	(1,451,048)	0	0	(1,451,048)

NOTES

PS. 10.9355 RATE OF EXCHANGE AMERICAN DOLLAR.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	21,741,378	35,473,492	(13,732,114)	0.52	71,407
FEBRUARY	19,282,705	30,148,955	(10,866,250)	0.28	30,426
MARCH	18,724,251	29,359,666	(10,635,415)	0.22	23,398
APRIL	17,286,147	33,766,859	(16,480,712)	(0.06)	(9,888)
MAY	15,399,101	28,889,785	13,490,684	(0.49)	(66,104)
JUNE	16.854.768	30.531.112	13.676.344	0.12	16.412
JULY	16,991,508	31,021,573	14,030,065	0.42	58,926
AUGUST	15,924,251	30,564,454	14,640,203	0.41	60,025
SEPTEMBER	16,199,295	33,043,905	16,844,610	0.78	131,388
RESTATEMENT				0.00	2,361
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					318,351

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

MONETARY LIABILITIES DO NOT INCLUDED THE INITIAL EFECT OF THE DEFERRED INCOME TAX PS. 3,827,449 (NOMINAL); THE MONETARY EFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON APPLY

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	1,165,381	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE	609,543	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,110,177	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	109,538	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	303,697	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	75,995	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					0

NOTES

FILE Nº 82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	154,697,994	0.0		
OTHER INCOME	0	589,233	0.0		
FOREIGN SALES					
NON APPLY	0	0	0.0		
TOTAL		155,287,227			

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON APPLY	0	0			
TOTAL		0			

NOTES

82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 3 YEAR: 2007

WAL - MART DE MEXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	46	1,071,307,452	7,421,847,734	0	8,493,155,186	1,631,224	11,300,862
TOTAL			1,071,307,452	7,421,847,734	0	8,493,155,186	1,631,224	11,300,862

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,493,155,186

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

OUR EXPANSION PROGRAM FOR THE FOLLOWING 3 MONTHS INCLUDES THE OPENING OF 52 UNITS, HAVING 45% PROGRESS THUS FAR. AS OF SEPTEMBER 30 2007, PS. 2,388,208 HAVE BEEN USED FOR THESE UNITS.

MEXICAN STOCK EXCHANGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.9355 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLAR	THOUSANDS OF PESOS
CURRENT ASSETS	US$ 104,300	PS. 1,140,576
SUPPLIERS	US$ 213,995	PS. 2,340,144
OTHER CURRENT LIABILITIES	US$ 22,997	PS. 251,480

DURING JANUARY - SEPTEMBER 2007, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 5,529 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

WAL-MART DE MEXICO REPORTS RESULTS FOR THE THIRD QUARTER 2007 AND SEPTEMBER 2007 SALES

FILE N° 82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, October 9, 2007

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the third quarter 2007. As a result of an 11.9% increase in sales over the previous year, 7.6% in real terms once the period's inflation is accounted for, and a lower level of operating expenses, operating income increased 18% in real terms versus the level achieved in 2006. EBITDA for the quarter amounted to $5,198 million pesos and represented 9.9% of total revenues, a growth in real terms of 16% over last year's levels.

Results	Including Bank			Without Bank		
July – September	*M$ Millions*	*%*	*Growth*	*M$ Millions*	*%*	*Growth*
Total Revenues	52,684	100	8	52,684	100	8
General Expenses	7,214	13.7	4	7,148	13.6	3
Operating Income	4,279	8.1	18	4,345	8.2	20
EBITDA	5,198	9.9	16	5,257	10.0	18

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 4.7%, 0.7% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "Sales for the third quarter 2007 were affected by the economic slow down both in Mexico and in the United States; this translated in our case in a decrease in average ticket. Nevertheless, I would like to highlight the 5% increase in comp stores costumers that we had in September, and 3.8% throughout the year, and thank all our costumers who continue to distinguish us with their preference. I also thank all our associates for their efforts in response to the cost-reduction program that started in June, and that in spite of the additional expenses related to Banco Wal-Mart, allowed for operating expenses to increase only 4% compared with last year and represented 13.7% of sales, 40 bps less than in third quarter 2006, thus allowing for operating income and EBITDA to grow at a greater rate than sales".

FILE N° 82-4609

Main figures are:

Results July – September	2007 M$ Millions	2007 %	2006 M$ Millions	2006 %	Growth % Nominal	Growth % After Inflation
Net Sales	52,484		48,762		12	8
Other Income	200		188		11	6
Total Revenues	52,684	100.0	48,950	100.0	**12**	**8**
Cost of Sales	41,191	78.2	38,413	78.5	12	7
Gross Profit	11,493	21.8	10,537	21.5	13	9
General Expenses	7,214	13.7	6,915	14.1	8	4
Operating Income	4,279	8.1	3,622	7.4	**23**	**18**
EBITDA	5,198	9.9	4,466	9.1	**21**	**16**
Net Income	3,365	6.4	2,835	5.8	**23**	**19**
EPS for the quarter (in pesos)	0.395		0.330		**24**	**20**

Cumulative Figures as the Third Quarter

Results January – September	2007 M$ Millions	2007 %	2006 M$ Millions	2006 %	Growth % Nominal	Growth % After Inflation
Net Sales	154,698		140,653		14	10
Other Income	589		554		11	6
Total Revenues	155,287	100.0	141,207	100.0	**14**	**10**
Cost of Sales	121,991	78.6	110,943	78.6	14	10
Gross Profit	33,296	21.4	30,264	21.4	14	10
General Expenses	21,165	13.6	19,695	13.9	12	7
Operating Income	12,131	7.8	10,569	7.5	**19**	**15**
EBITDA	14,830	9.6	13,068	9.3	**18**	**13**
Net Income	9,362	6.0	8,218	5.8	**18**	**14**
EPS 12 months (in pesos)	1.614		1.381		**20**	**17**

The Company's cash position as of September 30, 2007 amounted to $7,179 million pesos, equivalent to $656 million dollars.


WAL*MART

Bank Results:

FILE N°
32-4609

The results previously presented, include the following effects related to Banco Wal-Mart.

Results	Third Quarter 2007		January – September 2007	
	M$ Millions	%	*M$ Millions*	%
Total Revenues	0		0	
General Expenses	66	0.1	172	0.1
Other Expenses	6	0.0	6	0.0
Financial Income	1	0.0	10	0.0
Net Income Efect	(71)	(0.1)	(168)	(0.1)

If we exclude expenses from the Bank, Operating Income and EBITDA for the Company in the third quarter increased 20% and 18%, respectively, both in real terms. For the first nine months of the year, the growths would be 16% and 15% real.

Comment on third quarter sales:

Costumer count in comparable stores registered a 2.8% increase during the third quarter, while average ticket decreased 2.1% in real terms compared to the same month of 2006.

September 2007 Sales:

During the month of September 2007, sales were **$17,483 million pesos**. This figure represents a **14.2%** increase over sales reported the same month last year, and a **10.0%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **7.0%,** and of **3.1%** in real terms compared to the same month of 2006.

Real Sales Growth	September		January – September	
	2007	2006	2007	2006
Total Units (%)	**10.0**	18.9	**10.0**	15.7
Comparable Units (%)	**3.1**	6.9	**2.4**	5.4

Considering the **five-week period** from **September 1 to October 5, 2007** that compares with the five-week period ending October 6, 2006, as well as the **forty-week period** from **December 30, 2006 to October 5, 2007** and that compares with the forty-week period that ended October 6, 2006, sales growth was as follows:

Real Sales Growth	5 weeks		40 weeks	
	2007	2006	2007	2006
Total Units (%)	**7.4**	17.2	**9.9**	15.8
Comparable Units (%)	**0.7**	5.5	**2.4**	5.5

Comment on monthly sales:

Costumer count in comparable stores registered a 5.0% increase during the month of September, while average ticket decreased 1.9% in real terms compared to the same month of 2006.
Comparable store sales for our self-service formats, maintain a stronger growth dynamic than the average for the Company.

Analysts' Meeting:

Wal-Mart de Mexico will hold an Analysts' Meeting on November 13th, 2007 because of the start of operations of Banco Wal-Mart. The presentations alive will be available through the Company's Internet site www.walmartmexico.com.mx

Conference Call:

Wal-Mart de Mexico will hold a Conference Call today at 4:30pm (CNT), regarding third quarter 2007 results. You can join the conference by dialing: (212) 231-2905, 15 minutes before the conference begins.

A reply of the Conference call will be available for 3 days, starting today at 6:00pm. You can access the reply by dialing (402) 977-9140, and entering reservation #21351938.

Openings during the year 2007:

During the period January – September 2007 the Company opened 33 Bodegas Aurrera, 3 Sam's Club, 8 Wal-Mart Supercenters, 3 Superamas, 11 Suburbias and 15 Restaurants. Additionally, during October we have opened 1 Bodega Aurrera and 1 Wal-Mart Supercenter.

Installed Capacity as of September 30 2007:

FORMAT	SALES AREA M2	SALES AREA SQ. FT.
Bodega Aurrera	1,165,381	12,544,166
Sam's Club	609,543	6,561,123
Wal-Mart Supercenter	1,110,177	11,949,949
Superama	109,538	1,179,069
Suburbia	303,697	3,268,991
	SEATS	
Restaurants	75,995	


WAL*MART
México

FILE N° 82-4609

Corporate Social Responsibility:

During this quarter, 11,481 associates participated in 131 volunteer activities, giving 353,755 man-hours to their communities throughout the country.
On September 10th we concluded the campaign: "With your help our help nourishes" of Wal-Mart de Mexico Foundation jointly with the Mexican Association of Food Banks, channeling $11.5 million pesos through this campaign.
Wal-Mart de Mexico was recognized by Hewitt Associates as one of the world leading companies in developing executives, according to the study "The best Companies for Leaders 2007".
The Mexican Center for Philanthropy awarded Wal-Mart de Mexico Foundation for its program *"Nourish is also an art"* at their Social Responsibility Best Practices recognitions.

Repurchase of Shares:

During the year we have invested **$5,312** million pesos equivalent to **$486** million dollars in the repurchase of **124,135,000** Company shares.

Company Description:

WALMEX is a retail sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 966 units, broken down as follows:

291	Bodegas Aurrera
80	Sam's Clubs
128	Wal-Mart Supercenters
63	Superamas
72	Suburbias
332	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at September 30, 2007

	September 30			
	2007		2006	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	7,179,247	Ps.	9,043,882
Accounts receivable - net		3,507,327		2,633,080
Inventories		20,140,640		18,184,503
Prepaid expenses		640,433		500,104
Total current assets		31,467,647		30,361,569
Property and equipment - net		67,799,824		60,740,794
Total assets	Ps.	99,267,471	Ps.	91,102,363
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	22,789,060	Ps.	21,747,784
Other accounts payable		5,820,784		5,870,062
Total current liabilities		28,609,844		27,617,846
Long-term other liabilities		2,508,781		1,946,618
Deferred income tax		6,359,362		4,467,315
Seniority premiums and others		148,020		56,275
Total liabilities		37,626,007		34,088,054
Shareholders' equity:				
Capital stock		21,825,800		20,090,468
Legal reserve		4,008,128		3,568,479
Retained earnings		48,619,171		44,992,029
Accumulated result of restatement		(11,957,373)		(11,350,055)
Premium on sale of shares		2,274,562		2,298,453
Employee stock option plan fund		(3,128,824)		(2,585,065)
Total shareholders' equity		61,641,464		57,014,309
Total liabilities and shareholders' equity	Ps.	99,267,471	Ps.	91,102,363

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at September 30, 2007

	Nine-month period ending on September 30,	
	2007	2006
Net sales	Ps. 154,697,994	Ps. 140,653,277
Other income	589,233	553,883
Total revenues	155,287,227	141,207,160
Cost of sales	(121,990,612)	(110,943,102)
Gross profit	33,296,615	30,264,058
General expenses	(21,165,196)	(19,694,904)
Operating income	12,131,419	10,569,154
Other (expenses) income - net	(110,309)	38,358
Comprehensive financing result:		
Financial income - net	658,294	654,519
Exchange gain	5,529	49,972
Monetary position gain	318,351	263,305
	982,174	967,796
Income before income tax	13,003,284	11,575,308
Income tax	(3,640,919)	(3,356,841)
Net income	Ps. 9,362,365	Ps. 8,218,467
Basic earnings per share last 12 months (in pesos)	Ps. 1.614	Ps. 1.381

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at September 30, 2007

	Nine-month period ending on September 30,	
	2007	2006
Operating activities		
Net income	Ps. 9,362,365	Ps. 8,218,467
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,699,239	2,498,913
Seniority premiums and others	76,520	29,531
Deferred income tax	511,689	(291,600)
	12,649,813	10,455,311
Changes in:		
Accounts receivable	391,992	162,826
Inventories	(2,068,041)	(3,522,464)
Prepaid expenses	(73,395)	25,685
Accounts payable to suppliers	(3,647,092)	20,196
Other accounts payable	210,026	(1,032,643)
Resources provided by operating activities	7,463,303	6,108,911
Financing activities		
Long-term other liabilities	233,872	282,756
Repurchase of shares	(5,311,889)	(4,629,423)
Payment of dividends	(2,263,524)	(834,909)
Resources used in financing activities	(7,341,541)	(5,181,576)
Investing activities		
Purchase of property and equipment	(7,561,989)	(6,647,440)
Sale and retirement of property and equipment - net	235,564	370,759
Property under capital lease	(336,503)	(249,308)
Employee stock option plan - net	(595,726)	(418,313)
Resources used in investing activities	(8,258,654)	(6,944,302)
Decrease in cash and cash equivalents	(8,136,892)	(6,016,967)
Cash and cash equivalents at beginning of period	15,316,139	15,060,849
Cash and cash equivalents at end of period	Ps. 7,179,247	Ps. 9,043,882

FILE N° 82-4609

CNBV Authorizes Banco Wal-Mart to Begin Operations

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, October 2, 2007

- **Banco Wal-Mart** will operate in accordance to **Wal-Mart de Mexico's** vision: contribute towards improving the quality of life for Mexican families.
- Will open to the public in November

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that yesterday the Mexican Banking Commission authorized **Banco Wal-Mart de México Adelante, S.A.** (**Banco Wal-Mart**) to start banking operations.

Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico and Chairman of the Board for **Banco Wal*Mart**, said: "With **Banco Wal*Mart** we will be able to complement the services we provide to the segment of the population that currently lacks the benefits of having accessible banking services, and will allow us to continue fulfilling our vision of contribute towards improving the quality of life for Mexican families".

According to the document received from the Banking Commission, addressed to **Julio Bosco Gomez**, General Director for **Banco Wal-Mart**, after a meticulous evaluation and audit process, it was determined that **Banco Wal-Mart** meets the necessary conditions to start banking operations.

Banco Wal-Mart contemplates opening to the public its firsts bank branches at the beginning of November, after concluding the final arrangements to start operations.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **964** units, broken down as follows:

290	Bodegas Aurrera
80	Sam's Clubs
127	Wal-Mart Supercenters
63	Superamas
72	Suburbias
332	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 28, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	118,885,000	8,493,455,186
28/09/2007	03279	BUY	300,000	40.486000	12,145,800	ACCIV	STOCK		119,185,000	8,493,155,186
								As of current report	119,185,000	8,493,155,186

Shareholders' equity amount	0
Capital stock amount	12,145,800

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,465,186,092	3,453,040,292

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 27, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	118,635,000	8,493,705,186
27/09/2007	03278	BUY	250,000	41.369600	10,342,400	ACCIV	STOCK		118,885,000	8,493,455,186
								As of current report	118,885,000	8,493,455,186

Shareholders' equity amount	0
Capital stock amount	10,342,400

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,475,528,492	3,465,186,092

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 26, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	118,405,000	8,493,935,186
26/09/2007	03277	BUY	230,000	42.009178	9,662,111	ACCIV	STOCK		118,635,000	8,493,705,186
								As of current report	118,635,000	8,493,705,186

Shareholders' equity amount	0
Capital stock amount	9,662,111

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,485,190,603	3,475,528,492

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 25, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	117,905,000	8,494,435,186
25/09/2007	03276	BUY	500,000	41.703138	20,851,569	ACCIV	STOCK		118,405,000	8,493,935,186
								As of current report	118,405,000	8,493,935,186

Shareholders' equity amount	0
Capital stock amount	20,851,569

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,506,042,172	3,485,190,603

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 21, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	117,405,000	8,494,935,186
21/09/2007	03275	BUY	500,000	40.823432	20,411,716	ACCIV	STOCK		117,905,000	8,494,435,186
								As of current report	117,905,000	8,494,435,186

Shareholders' equity amount	0
Capital stock amount	20,411,716

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,526,453,888	3,506,042,172

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 20, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	116,825,000	8,495,515,186
20/09/2007	03274	BUY	580,000	40.029628	23,217,184	ACCIV	STOCK		117,405,000	8,494,935,186
								As of current report	117,405,000	8,494,935,186

Shareholders' equity amount	0
Capital stock amount	23,217,184

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,549,671,072	3,526,453,888

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 19, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	115,925,000	8,496,415,186
19/09/2007	03273	BUY	900,000	40.206017	36,185,415	ACCIV	STOCK		116,825,000	8,495,515,186
								As of current report	116,825,000	8,495,515,186

Shareholders' equity amount	0
Capital stock amount	36,185,415

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,585,856,487	3,549,671,072

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 18, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	115,325,000	8,497,015,186
18/09/2007	03272	BUY	600,000	39.202367	23,521,420	ACCIV	STOCK		115,925,000	8,496,415,186
								As of current report	115,925,000	8,496,415,186

Shareholders' equity amount	0
Capital stock amount	23,521,420

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,609,377,907	3,585,856,487

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 14, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	114,725,000	8,497,615,186
14/09/2007	03271	BUY	600,000	39.303548	23,582,129	ACCIV	STOCK		115,325,000	8,497,015,186
								As of current report	115,325,000	8,497,015,186

Shareholders' equity amount	0
Capital stock amount	23,582,129

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,632,960,036	3,609,377,907

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 13, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	113,925,000	8,498,415,186
13/09/2007	03270	BUY	800,000	39.748915	31,799,132	ACCIV	STOCK		114,725,000	8,497,615,186
								As of current report	114,725,000	8,497,615,186

Shareholders' equity amount	0
Capital stock amount	31,799,132

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,664,759,168	3,632,960,036

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 12, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	113,125,000	8,499,215,186
12/09/2007	03269	BUY	800,000	39.040099	31,232,079	ACCIV	STOCK		113,925,000	8,498,415,186
								As of current report	113,925,000	8,498,415,186

Shareholders' equity amount	0
Capital stock amount	31,232,079

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,695,991,247	3,664,759,168

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 11, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	112,325,000	8,500,015,186
11/09/2007	03268	BUY	800,000	38.688908	30,951,126	ACCIV	STOCK		113,125,000	8,499,215,186
								As of current report	113,125,000	8,499,215,186

Shareholders' equity amount	0
Capital stock amount	30,951,126

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,726,942,374	3,695,991,247

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 06, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	111,725,000	8,500,615,186
06/09/2007	03267	BUY	600,000	39.849188	23,909,513	ACCIV	STOCK		112,325,000	8,500,015,186
								As of current report	112,325,000	8,500,015,186

Shareholders' equity amount	0
Capital stock amount	23,909,513

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,750,851,886	3,726,942,374

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 05, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	111,125,000	8,501,215,186
05/09/2007	03266	BUY	600,000	39.770497	23,862,298	ACCIV	STOCK		111,725,000	8,500,615,186
								As of current report	111,725,000	8,500,615,186

Shareholders' equity amount	0
Capital stock amount	23,862,298

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,774,714,185	3,750,851,886

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 04, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	104,525,000	8,507,815,186
04/09/2007	03265	BUY	6,600,000	39.813470	262,768,902	ACCIV .	STOCK		111,125,000	8,501,215,186
								As of current report	111,125,000	8,501,215,186

Shareholders' equity amount	0
Capital stock amount	262,768,902

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,037,483,087	3,774,714,185

Issuer's Comments

END